Exhibit 99.1

 PRESS RELEASE

BROOKFIELD RENEWABLE ANNOUNCES 7% DISTRIBUTION INCREASE AND FOURTH QUARTER RESULTS
Distribution increased from $1.66 to $1.78 per share

BROOKFIELD, News, February 4, 2016 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today reported an increase in quarterly distributions and financial results for the three months and year ended December 31, 2015.

"Over the last five years, we have more than doubled the size of our asset base and expanded into attractive new markets while maintaining a high-quality, predominantly hydroelectric portfolio," said Sachin Shah, Chief Executive Officer of Brookfield Renewable. "We remain extremely well-served by our strong operating expertise, robust balance sheet, liquidity and access to capital, and organic growth prospects. We are pleased to announce a 7% distribution increase and are confident in our continued ability to raise distributions over time in line with our 5-9% annual target."

Financial Results
	Three Months Ended		Year Ended
For the periods ended December 31 US$ millions (except per unit or otherwise noted) Unaudited	2015	2014	2015	2014
Generation (GWh)
Total	6,117	5,839	23,332	22,548
Brookfield Renewable's share	4,553	4,699	17,662	18,173
Revenues	$392	$408	$1,628	$1,704
Adjusted EBITDA(1)	$258	$273	$1,177	$1,216
Funds From Operations (FFO)(1)	$88	$116	$467	$560
FFO per unit(1)(2)	$0.32	$0.42	$1.69	$2.07
Normalized FFO per unit (1)(2)(3)	$0.46	$0.45	$2.23	$2.22
Distribution per unit	$0.4150	$0.3875	$1.66	$1.55

(1)	Non-IFRS measure. Refer to "Cautionary Statement Regarding Use of Non-IFRS Measures" and "Financial Review for the three months and year ended December 31, 2015".
(2)	For the three months and year ended December 31, 2015, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.5 million and 275.6 million, respectively (2014: 275.6 million and 271.1 million, respectively).
(3)	Normalized FFO per unit assumes long-term average (LTA) generation and uses 2014 foreign currency rates.

Recent Highlights
•
On January 22, 2016, Brookfield Renewable, along with its institutional partners, acquired an approximate 58% interest in Isagen S.A. ("Isagen") from the Colombian government. When our mandatory tender offers to remaining shareholders are concluded, we expect to own up to 25% of Isagen, the balance being owned by our institutional partners. In the initial stage we acquired 9% which was funded with available liquidity. Isagen is Colombia's third-largest power generation company with 3,032 MW of predominantly hydroelectric capacity and average annual generation of 15,000 GWh.

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•
Following the Isagen investment, we maintain a strong liquidity position including approximately $1.0 billion of cash and cash equivalents and the available portions of credit facilities. Recent liquidity-enhancing initiatives include a $400 million bond financing associated with a 600 MW pumped storage facility in New England, an increase in our corporate credit facilities to $1.56 billion, and the issuance of C$175 million of preferred LP units.

•	Subsequent to quarter-end, we also completed the previously announced acquisition of a 51 MW hydroelectric portfolio in Brazil.
•
We also continue to advance the construction of 141 MW of hydroelectric, wind and biomass development projects in Brazil and Northern Ireland. Collectively, these five projects are expected to generate approximately 662 GWh annually with commissioning anticipated between 2016 and 2018.

Review of Operations

Generation for the three months ended December 31, 2015 totaled 6,117 GWh, below the long-term average of 6,369 GWh and an increase of 278 GWh compared to the prior year.

Hydroelectric generation was 4,804 GWh in the fourth quarter, below the long-term average of 5,051 GWh and 139 GWh lower than in the prior year. Generation in the United States was higher compared to the prior year, particularly in Tennessee and North Carolina, but was below the long-term average across the balance of the portfolio. In Canada, generation was below the long-term average and the prior year, in which Ontario in particular recorded strong inflows. While we experienced lower generation in North America, inflows improved considerably during the fourth quarter and were used to replenish reservoirs, which are well positioned to capture stronger winter pricing. Generation in Brazil remained below the long-term average but continued to improve in the fourth quarter. During this period, we reached an agreement with the Brazilian government to recover revenues equivalent to generation of 278 GWh as compensation for system-wide curtailments in 2015.

Wind generation in Europe was above the long-term average reflecting strong wind conditions at our facilities in Ireland and Portugal. Generation from our North American wind portfolio was in line with the long-term average and increased 44 GWh from the prior year due to improved wind conditions. Generation in the prior year includes 50 GWh from our recently sold 102 MW wind facility in California.

Growth contributed 660 GWh to generation from recently acquired hydroelectric, wind and biomass facilities in Brazil and newly commissioned and acquired wind assets in Europe.

Adjusted EBITDA for the fourth quarter was $258 million and FFO was $88 million, compared to $273 million and $116 million, respectively, in the same period in the prior year.

For the full year, generation of 23,332 GWh was below the long-term average of 25,543 GWh, and 784 GWh higher than 2014 due to growth in the portfolio. Adjusted EBITDA in fiscal 2015 was $1,177 million and FFO was $467 million, compared to $1,216 million and $560 million in the prior year.

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The table below summarizes generation by segment and region:
	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended December 31	2015	2014	2015	LTA	Prior Year
Hydroelectric
North America
United States	2,546	2,434	2,801	(255)	112
Canada	1,018	1,714	1,202	(184)	(696)
	3,564	4,148	4,003	(439)	(584)
Latin America	1,240	795	1,048	192	445
	4,804	4,943	5,051	(247)	(139)
Wind
North America
United States	190	230	219	(29)	(40)
Canada	345	311	343	2	34
	535	541	562	(27)	(6)
Latin America	137	-	148	(11)	137
Europe	479	299	443	36	180
	1,151	840	1,153	(2)	311
Other	162	56	165	(3)	106
Total(2)	6,117	5,839	6,369	(252)	278
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes 100% of generation from equity-accounted investments.

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Distribution Declaration

The next quarterly distribution in the amount of $0.445 per LP Unit, is payable on March 31, 2016 to unitholders of record as at the close of business on February 29, 2016. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.
The regular quarterly dividends on Brookfield Renewable's preferred shares and preferred LP units have also been declared.
Distribution Currency Option
The quarterly distributions payable on LP Units of Brookfield Renewable Energy Partners are declared in U.S. dollars. Registered and beneficial shareholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.
Registered shareholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable's transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their LP Units in street name with their brokerage) should contact the broker with whom their units are held.
Distribution Reinvestment Plan
Brookfield Renewable maintains a Distribution Reinvestment Plan ("DRIP") which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable's website at www.brookfieldrenewable.com/DRIP.
Additional information on Brookfield Renewable's distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.
Brookfield Renewable Energy Partners
Brookfield Renewable Energy Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.
Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $225 billion of assets under management. For more information, go to www.brookfield.com.
Please note that BREP's previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfieldrenewable.com.  Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

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For more information, please contact:
Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

Quarterly Earnings Call Details
Investors, analysts and other interested parties can access Brookfield Renewable's 2015 Fourth Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable's website under the Investor Relations section at www.brookfieldrenewable.com.
The conference call can be accessed via webcast on February 4, 2016 at 9:00 a.m. Eastern Time at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through March 4, 2016 at 1-855-669-9658 (Password 1557#).

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Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "should", "could", "potential", "tend to", "target" "future", "growth", "expect", "believe", "goal", "plan", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable's business, the expectation for future cash flows and distribution growth, the availability of acquisition opportunities, liquidity, and the timing and completion of current acquisitions and development projects. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to energy markets, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; the state of capital markets and our ability to access equity and debt financing; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our potential lack of control over our operations conducted through consortiums or where minority shareholders have interests in our investments; contract counterparties not fulfilling their obligations; any changes to the unaudited financial information for the year ended December 31, 2015 contained herein resulting from the completion of the annual audit; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see "Risk Factors" included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Normalized Funds From Operations per LP Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Normalized Funds From Operations per LP Unit used by other entities. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Normalized Funds From Operations per LP Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Normalized Funds From Operations per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.
This quarter we added a presentation of Normalized Funds From Operations per LP Unit as management believes that this measure is useful to illustrate the impact that adverse generation and foreign currency had on Funds From Operations per LP Unit in 2015. Please see "Financial Review by Segments for the Year Ended December 31, 2015" and "Financial Review by Segments for the Year Ended December 31, 2014" in our Form 20-F for more information.
References to Brookfield Renewable are to Brookfield Renewable Energy Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

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GENERATION FOR THE YEAR ENDED DECEMBER 31, 2015

The table below summarizes generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the year ended December 31	2015	2014	2015	LTA	Prior Year
Hydroelectric
North America
United States	10,128	10,293	11,367	(1,239)	(165)
Canada	4,810	5,570	5,173	(363)	(760)
	14,938	15,863	16,540	(1,602)	(925)
Latin America	3,691	3,371	4,024	(333)	320
	18,629	19,234	20,564	(1,935)	(605)
Wind
North America
United States	936	1,170	1,267	(331)	(234)
Canada	1,016	1,042	1,197	(181)	(26)
	1,952	2,212	2,464	(512)	(260)
Latin America	459	-	442	17	459
Europe(2)	1,551	891	1,493	58	660
	3,962	3,103	4,399	(437)	859
Other	741	211	580	161	530
Total generation(3)	23,332	22,548	25,543	(2,211)	784
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, 2014 numbers include generation for the period from January 1, 2014 to June 30, 2014.

(3)	Includes 100% of generation from equity-accounted investments.

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FINANCIAL REVIEW FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2015

The following table reflects Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations for the three months and year ended December 31, 2015:

	Three months ended Dec 31		Year ended Dec 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014	2015	2014
Revenues	$392	$408	$1,628	$1,704
Other income(1)(2)	6	2	81	10
Share of cash earnings from equity-accounted investments	2	1	20	26
Direct operating costs	(142)	(138)	(552)	(524)
Adjusted EBITDA(3)	258	273	1,177	1,216
Fixed earnings adjustment(4)	-	-	-	11
Interest expense - borrowings	(103)	(106)	(429)	(415)
Management service costs	(10)	(13)	(48)	(51)
Current income tax expense	(1)	1	(18)	(18)
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	(48)	(30)	(184)	(145)
Preferred equity	(7)	(9)	(30)	(38)
Less: distributions to preferred limited partners	(1)	-	(1)	-
Funds From Operations(3)	88	116	467	560
Less: adjusted sustaining capital expenditures(5)	(15)	(15)	(60)	(58)
Adjusted Funds From Operations(3)	73	101	407	502
(1)
In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  Brookfield Renewable's share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)
In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(4)
The fixed earnings adjustment relates to Brookfield Renewable's investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(5)	Based on long-term sustaining capital expenditure plans.

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GENERATION AND FINANCIAL REVIEW ON A CONSOLIDATED AND PROPORTIONATE BASIS

The following table illustrates generation results for the three months ended December 31, 2015 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:

	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric
North America
United States	1,144	547	52	1,743	803	2,546
Canada	952	35	10	997	21	1,018
	2,096	582	62	2,740	824	3,564
Latin America	914	102	28	1,044	196	1,240
	3,010	684	90	3,784	1,020	4,804
Wind
North America
United States	61	27	-	88	102	190
Canada	345	-	-	345	-	345
	406	27	-	433	102	535
Latin America	-	57	-	57	80	137
Europe	-	190	-	190	289	479
	406	274	-	680	471	1,151
Other	37	52	-	89	73	162
Total generation - 2015	3,453	1,010	90	4,553	1,564	6,117
Total generation - 2014	3,867	736	96	4,699	1,140	5,839
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

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The following table illustrates our financial results for the three months ended December 31, 2015, including revenues, Adjusted EBITDA and Funds From Operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$223	$74	$-	$297	$95		$392
Other income	2	2	-	4	2		6
Share of cash earnings from equity-
accounted investments	-	-	2	2	-		2
Direct operating costs	(96)	(18)	-	(114)	(28)		(142)
Adjusted EBITDA(1)	129	58	2	189	69		258
Interest expense - borrowings	(60)	(22)	-	(82)	(21)		(103)
Management service costs	(10)	-	-	(10)	-		(10)
Current income taxes	(2)	1	-	(1)	-		(1)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(48)	(2)	(48)
Preferred equity	(7)	-	-	(7)	-		(7)
Preferred limited partners' equity	(1)	-	-	(1)	-		(1)
Funds From Operations - 2015(1)	$49	$37	$2	$88	$-		$88
Funds From Operations - 2014(1)	$99	$16	$1	$116	$-		$116
(1)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(2)	Represents third party interests' Funds From Operations.

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The following table illustrates generation results for the year ended December 31, 2015 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:

	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric
North America
United States	4,484	2,354	242	7,080	3,048	10,128
Canada	4,519	84	90	4,693	117	4,810
	9,003	2,438	332	11,773	3,165	14,938
Latin America	2,824	255	79	3,158	533	3,691
	11,827	2,693	411	14,931	3,698	18,629
Wind
North America
United States	282	139	-	421	515	936
Canada	1,016	-	-	1,016	-	1,016
	1,298	139	-	1,437	515	1,952
Latin America	-	191	-	191	268	459
Europe	-	615	-	615	936	1,551
	1,298	945	-	2,243	1,719	3,962
Other	307	181	-	488	253	741
Total generation - 2015	13,432	3,819	411	17,662	5,670	23,332
Total generation - 2014	14,871	2,916	386	18,173	4,375	22,548
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

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The following table illustrates our financial results for the year ended December 31, 2015 including revenues, Adjusted EBITDA and Funds From Operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$922	$330	-	$1,252	$376		$1,628
Other income(1)(2)	72	4	-	76	5		81
Share of cash earnings from equity-
accounted investments	-	-	20	20	-		20
Direct operating costs	(373)	(74)	-	(447)	(105)		(552)
Adjusted EBITDA(3)	621	260	20	901	276		1,177
Interest expense - borrowings	(251)	(89)	-	(340)	(89)		(429)
Management service costs	(48)	-	-	(48)	-		(48)
Current income taxes	(12)	(3)	-	(15)	(3)		(18)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(184)	(4)	(184)
Preferred equity	(30)	-	-	(30)	-		(30)
Preferred limited partners' equity	(1)	-	-	(1)	-		(1)
Funds From Operations - 2015(3)	$279	$168	$20	$467	$-		$467
Funds From Operations - 2014(3)	$393	$141	$26	$560	$-		$560
(1)
In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million. Brookfield Renewable's share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)
In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(4)	Represents third party interests' Funds From Operations.

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